EXHIBIT 99.1

POET Technologies Announces Resignation of Director

TORONTO, July 09, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of integrated optical engines for the optical communications, computing and sensing markets, all based on the POET Optical Interposer™, announced that Donald Listwin has resigned from the Board of Directors effective immediately.

Listwin was appointed to the POET Board of Directors on January 22, 2018 and has served as Chairman of the Compensation Committee and as a member of the Audit Committee. He currently serves as President and Chief Executive Officer of RapidAI, a real-time clinical decision-support system for neurovascular and vascular treatment teams.

“With over 30 years of technology investing and management experience, including 10 years at Cisco Systems, Don Listwin has been a key asset in POET’s governance and strategic leadership,” commented Dr. Suresh Venkatesan, POET’s Chairman and Chief Executive Officer. “His contribution to board deliberations has been valuable to POET, and his counsel to the management team has been greatly appreciated. On behalf of the entire Board and management team, I want to thank him for his service.”

“My resignation was a personal decision related to increased time requirements of other existing commitments and not a reflection of my belief in the future of POET,” said Don Listwin. “Over the past three years, and especially over the past six months, POET has reached the point of commercializing its disruptive technology platform. I have every confidence that the Company will be extremely successful, and I wish my fellow directors and the management team all the best in their ongoing achievements.”

The Corporate Governance & Nominating Committee of POET will meet to determine whether to replace Listwin on the Board of Directors and make adjustments to committee appointments accordingly.

Additionally, POET announced today that the Company will be issuing 15,694 common shares at today’s closing price of C$1.08 to AGORACOM to settle fees of C$15,000 plus HST for services rendered. This payment of common shares represents the third of five agreed upon tranches to be issued to AGORACOM in lieu of cash. The issuance of these common shares is subject to the TSX Venture Exchange policies and regulatory approvals.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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